UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Initial Filing)*

Medis Technologies Ltd.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

58500P107
(CUSIP Number)

Gerald A. Weber
Gould & Ratner
222 North LaSalle Street, Suite 800
Chicago, IL  60601
(312)236-3003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [    ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 	58500P107	13D	Page	2	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CVF, LLC
I.R.S. Identification No.: 36-7227242

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)  [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER:  0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[    ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: OO - limited liability company


CUSIP No. 	58500P107	13D	Page	3	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard C. Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [   ]
(b) [   ]

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)     [   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7  SOLE VOTING POWER: 0

8  SHARED VOTING POWER: 1,346,252

9  SOLE DISPOSITIVE POWER: 0

10  SHARED DISPOSITIVE POWER: 1,346,252

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	4	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A. Steven Crown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)  	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	5	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James S. Crown

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) 	[   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	6	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
William H. Crown

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)	[   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	7	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James A. Star

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) 	[   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	8	of	19	Pages

1	NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Longview Management Group, LLC
IRS Identification No.: 36-4245844

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [   ]
(b) [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)   [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IA


CUSIP No. 	58500P107	13D	Page	9	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Charles H. Goodman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)   [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 	58500P107	13D	Page	10	of	19	Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Geoffrey F. Grossman, not individually, but as Trustee of The Edward Trust

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [   ]
(b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS: OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)   [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 1,346,252

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 1,346,252

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,346,252

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%

14 TYPE OF REPORTING PERSON: IN



The Reporting Persons (as defined below) listed on the cover pages to this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules and regulations promulgated thereunder. This Statement is an initial
Schedule 13D.

The total amount of Common Stock (as defined herein) of Medis Technologies
Ltd., a Delaware corporation (the "Issuer"), issued and outstanding reported herein reflects the total number of common shares, $0.01 par value per share, issued and outstanding as of June 30, 2000 (the "Common Stock"), as disclosed in the Issuer's Form 10-Q quarterly report for the quarter ending March 31, 2000 and filed with the Securities and Exchange Commission on June 5, 2000.

ITEM 1.	Security and Issuer:
The class of equity securities to which this Statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 805 Third Avenue, New York, New York 10022.

ITEM 2.	Identity and Background:

This statement is being filed on behalf of CVF, LLC, a Delaware limited liability company; Richard C. Goodman; A. Steven Crown; James S. Crown; William H. Crown; James A. Star; Longview Management Group, LLC, a Delaware limited liability company; Charles H. Goodman; and Geoffrey
F. Grossman, not individually, but as Trustee of The Edward Trust
(the "Reporting Persons"). All natural person Reporting Persons are citizens of the United States of America.

CVF, LLC ("CVF") makes venture capital investments in companies, funds, and other entities chosen by its Executive Manager, Richard C. Goodman (the "Executive Manager" or "Mr. R. Goodman" herein).
A. Steven Crown ("Mr. A. Crown"), James S. Crown ("Mr. J. Crown"), William H. Crown ("Mr. W. Crown"), and James A. Star ("Mr. Star), are the Managers of CVF ("Managers") whose duty is to assist the Executive Manager in the conduct of the business. CVF maintains its principal place of business and principal offices at 222
N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

CVF exercises voting and dispositive power over the Common Stock of the Issuer reported herein or the right to acquire such Common Stock within 60 days, and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the 1934 Act, of the Common Stock reported herein.

Mr. R. Goodman's principal occupation is the performance of his duties as Executive Manager. The Managers serve, as their principal occupations, as Vice Presidents of Henry Crown and Company ("HCC"), a company which supervises diversified investments. HCC maintains its principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In their capacity as the Executive Manager and Managers of CVF, Mr. R. Goodman and Mr. A. Crown, Mr. J. Crown, Mr. W. Crown, and Mr. Star, respectively, are deemed to be the beneficial owners for purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. R. Goodman, Mr. A. Crown, Mr. J. Crown, Mr. W. Crown, and Mr. Star do not own any Common Stock or other securities of the Issuer.

Longview Management Group, LLC ("Longview") engages primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients including certain of the other Reporting Persons and affiliated and associated persons and entities. Longview exercises voting and dispositive control over the Common Stock held by CVF, and accordingly is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

Charles H. Goodman's ("Mr. C. Goodman") principal occupation is the performance of his duties as President of Longview. In his capacity as President, Mr. C. Goodman is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein.
By the terms of its organic documents, no other officer, member, or employee of Longview may vote or direct the disposition of securities for which Longview provides investment advisory services. Except for such deemed beneficial ownership, Mr. C. Goodman does not own any Common Stock or other securities of the Issuer.

Geoffrey F. Grossman's ("Mr. Grossman") principal occupation is the performance of his duties as a partner in the law firm of D'Ancona and Pflaum LLC. His principal place of business is located at 111 East Wacker Drive, Suite 2800, Chicago, Illinois 60601. In his capacity as Trustee of the Edward Trust, and not individually, Mr. Grossman is deemed to hold a 100% interest in Longview, and is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. Except for such deemed beneficial ownership, Mr. Grossman does not own any Common Stock or other securities of the Issuer.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration:

The Reporting Persons acquired the Common Stock reported herein using capital contributions of the members of CVF made pursuant to the terms of its operating agreement and totaling approximately $5,217,714.

ITEM 4.	Purpose of Transaction:

CVF makes venture capital investments in companies, funds, and other entities chosen by the Managers. By the terms of its operating agreement, CVF makes portfolio investments, without effecting or intending to effect a change in control. Neither the Managers nor the members of CVF have any personal ownership interest in the securities and other property held by CVF.

Beginning on November 4, 1998, CVF acquired Common Stock of the Issuer for portfolio investment purposes. On
April 21, 2000, CVF held 890,001 shares of Common Stock and 304,167 warrants exercisable within 60 days, or 10.9% of the Common Stock of the Issuer. Because the Issuer was not yet a reporting company under Section 13 of the 1934 Act, no Schedule 13D filing was required at that time. The Issuer's Registration of Exchange
Offer pursuant to Section 12(g) of the Act became effective on April 24, 2000, at which time the Issuer became a Section 13 reporting company. Following the Issuer's issuance of additional Common Stock in its exchange offer of Common Stock for the remaining 36% of the shares of its majority-owned subsidiary Medis El, an Israeli corporation, CVF's ownership percentage of the Common Stock fell to 8.0% of the Common
Stock outstanding.  In transactions on January 27,
2000 and June 14, 2000, CVF acquired a total of 469,167 shares of the Issuer, or more than 2% of the Common
Stock then outstanding, necessitating this filing on Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer:

(a)	At the close of trading on June 14, 2000, CVF
owned 1,346,252 shares (including 152,084 warrants exercisable within 60 days) of Common Stock of 16,762,289 shares then outstanding, or 8.0%. By virtue of their positions with CVF, as Executive Manager and Managers, respectively, in which capacities they share voting and dispositive control over securities held by CVF, Mr. R. Goodman and Mr. A. Crown,
Mr. J. Crown, Mr. W. Crown, and Mr. Star may be deemed to beneficially own 1,346,252 shares of Common
Stock of 16,762,289 shares outstanding, or 8.0%.
By virtue of the investment advisory services that Longview provides to CVF, Longview, Mr. C. Goodman, and Mr. Grossman, not individually, but as trustee of The Edward Trust, may be deemed to beneficially own
1,346,252 shares of Common Stock of 16,762,289 shares outstanding, or 8.0%. Mr. R. Goodman, Mr. A. Crown,
Mr. J. Crown, Mr. W. Crown, Mr. Star, Longview,
Mr. C. Goodman, and Mr. Grossman disclaim beneficial ownership of the Common Stock reported herein, except to the extent of their pecuniary interests therein.

(b)	CVF and the other Reporting Persons share voting
and dispositive power over all Common Stock owned by CVF.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer:

As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by its clients, including certain of the Reporting Persons and Reporting Person family entities, in the accounts that Longview manages, pursuant to investment advisory agreements. Under such agreements, the form of which is filed as an exhibit hereto, Longview's compensation in consideration for its services varies with the value of the assets
(including shares of Common Stock) under its management; provided, however, the maximum rate of fee shall not exceed 0.75% of the average assets held in such accounts that Longview manages. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, (ii) Mr. C. Goodman's participation in the management of Longview, and
(iii) Mr. Grossman's ownership interest in Longview, not individually, but as Trustee of The Edward
Trust, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship with respect to the Common Stock.

ITEM 7.	Material to be Filed as Exhibits:

Please see the attached Exhibit A setting forth the Joint Filing Agreement dated as of June 20,
2000 by and among the Reporting Persons and Exhibit B setting forth a form of investment advisory contract entered into by Longview and CVF, and by Longview and certain of the other
Reporting Persons.





[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CVF, LLC
By: /s/ Richard C. Goodman
Richard C. Goodman,
Executive Manager


RICHARD C. GOODMAN
/s/ Richard C. Goodman


A. STEVEN CROWN
/s/ A. Steven Crown


JAMES S. CROWN
/s/ James S. Crown


WILLIAM H. CROWN
/s/ William H. Crown


JAMES A. STAR
/s/ James A. Star


LONGVIEW MANAGEMENT, LLC
By: /s/ Charles H. Goodman
Charles H. Goodman,
President


CHARLES H. GOODMAN
/s/ Charles H. Goodman


GEOFFREY F. GROSSMAN, Not Individually,
But as Trustee of The Edward Trust
/s/ Geoffrey F. Grossman



EXHIBIT A

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock of Medis
Technologies, Ltd., par value $0.01 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated as of June 20, 2000



CVF, LLC
By: /s/ Richard C. Goodman
Richard C. Goodman,
Executive Manager


RICHARD C. GOODMAN
/s/ Richard C. Goodman


A. STEVEN CROWN
/s/ A. Steven Crown


JAMES S. CROWN
/s/ James S. Crown


WILLIAM H. CROWN
/s/ William H. Crown


JAMES A. STAR
/s/ James A. Star


LONGVIEW MANAGEMENT, LLC
By: /s/ Charles H. Goodman
Charles H. Goodman,
President


CHARLES H. GOODMAN
/s/ Charles H. Goodman


GEOFFREY F. GROSSMAN, Not Individually,
But as Trustee of The Edward Trust
/s/ Geoffrey F. Grossman



EXHIBIT B

FORM OF LONGVIEW INVESTMENT ADVISORY AGREEMENT
Please see the attached form of
Investment Advisory Agreement.